Exhibit 99.2

POWER OF ATTORNEY

I East Leader International Limited of P.O. Box 957, Offshore Incorporations Centre. Road Town. Tortola. British Virgin Islands (the. “Principal”), a holder of certain amount of equity securities (“Shares”) of China Lodging Group Limited (the “Company”) (which may be in the forms of restricted American deposit shares, American deposit shares and ordinary shares), HEREBY CONSTITUTE AND APPOINT Mr. Qi Ji of B1-1102, Haitian Garden, 1481 Huqingping Road, Shanghai, 201702, PRC (the “Attorney”) to be my true and lawful attorney in my name and on my behalf to exercise any and all voting rights (including, without limitation, the right to nominate proxies on my behalf) attaching to the Shares and to approve, execute and/or deliver on my behalf and file and record as may be appropriate such instruments, resolutions, minutes, certificates and such other documents (whether of a like nature or not), and to take such other actions as the Attorney shall in his absolute and unfettered discretion deem necessary or appropriate to exercise such voting rights provided that the authority granted hereunder shall only extend to the extent that (i) such voting rights or document relate to a matter which requires the approval of the holders of ordinary shares of the Company, the approval of the holders of the Series A preferred shares of the Company or the approval of shareholders of the Company in general meeting and (ii) the matter to be considered does not affect the Shares in a way differently than any other shares in the capital of the Company of the same class.

I FURTHER DECLARE that this Power of Attorney shall be conclusive and binding upon me and that each and every act and thing done by the Attorney pursuant hereto shall be as good, valid and effectual as if the same had been done by me personally and I HEREBY UNDERTAKE at all times hereafter to ratify and confirm whatsoever the Attorney shall lawfully do or cause to be done by virtue of this Power of Attorney (including, without limitation, whatsoever shall be done between the time of the revocation of this Power of Attorney and the time of such revocation becoming known to the Attorney), and I HEREBY DECLARE that any person may accept a declaration by the Attorney to the effect that this Power of Attorney has not been revoked as conclusive evidence of that fact.

I HEREBY IRREVOCABLY AND UNCONDITIONALLY UNDERTAKE at all times to indemnify and keep indemnified the Attorney and the Attorney’s estate against all and any actions. proceedings, claims. costs, expenses and liabilities whatsoever arising from the exercise or purported exercise of any of the powers conferred or purported to be conferred by this Power of Attorney.

This Power of Attorney shall in all respects be governed by the laws of British Virgin Islands and shall terminate on the date falling 15 years from the date hereof.

IN WITNESS whereof this Power of Attorney has been duly executed as a deed on the 27th day of November 2014.

EXECUTED AS A DEED

By	East Leader International Limited

in the presence of

/s/ Tong Tong Zhao

Name: Tong Tong Zhao